SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2013
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A
Publicly-held Company
Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21
Corporate Registry (NIRE): 33.300.276.963

NOTICE TO THE MARKET

TIM Participações S.A. ("Company") (BM&FBOVESPA: TIMP3; NYSE: TSU), pursuant to article 3 of CVM Instruction 358/02, hereby informs its shareholders and the market in general that the fluctuations in the price and volume of its shares today, may be related to a note released by the Administrative Council for Economic Defense (CADE), the Brazilian antitrust agency, as follows.

Rio de Janeiro, December 05th, 2013.

TIM Participações
Rogerio Tostes
Investor Relations Officer

FREE TRANSLATION:

“Cade preclude deepening of stake relations between Vivo, Telefonica and Tim
04/12/2013

The Administrative Council for Economic Defense - CADE approved, with restrictions on Wednesday (4) the acquisition by Telefonica S/A, of 50% of Brasilcel owned by Portugal Telecom and PT Móveis (Ato de Concentração 53500.021373/2010). The restriction imposed by the Council aims to prevent Telefonica, which already has indirect interest in Tim, to acquire the total control of Brasilcel, majority shareholder of Vivo S/A.

The counselors identified potential risk to competition, since Tim and Vivo compete in the Brazilian telecommunications market and, as a result of the transaction, a company that already has a minority stake in Tim would control Vivo all alone.

The Court of Cade decided that the business can only be authorized if the Telefonica which controls Vivo, do not hold any financial, direct or indirect stake in Tim Brazil. Alternatively, the acquisition may be approved by the entry of a new partner for Vivo, with industry experience and without participation in any other phone company in Brazil in conditions prior to operation. The objective is to have a new agent to share control of Vivo and Telefonica.

‘It is necessary a compensation, since the presence of Telefonica in Telecom Italia without the presence of an independent co-controller partner in Vivo favors coordination between competitors and other competitive issues in mobile telephony, the main telecommunications market in Brazil’ said the counselor rapporteur Eduardo Pontual, while judged the operation.

The antitrust agency determined a confidential deadline for one of the two alternatives be implemented and then acquisition to be approved.

Another case - The necessity to keep the groups of companies Vivo and Tim separated was determined by Cade in another decision issued on Wednesday (4). By the Order No. 434, Telefonica was fined in R$15 million because of the increase in the improper indirect interest in Tim. This is a contract that enables the increase of the interests of Telefonica in Telco, even contemplating the possibility of acquisition by Telefonica of all shares of Telco, which would greatly increase its influence in Telecom Italia and Tim.

The Council considered that the increased participation of Telefonica in Telco, occurred in September this year, violates the ‘Termo de Compromisso de Desempenho’ - TCD signed in 2010 as a condition for approval of the Concentration Act 53500.012487/2007 . At that time the Cade authorized the entry of Telco SpA (holding company which Telefonica is a shareholder) in Telecom Italia (parent company of Tim Brasil Serviços e Participações S/A) upon signature of the TCD , which contains a series of obligations to maintain separated and independent the activities of the groups Telefonica (Vivo) and Telecom Italia (Tim) .

The president of the Agency and rapporteur of the order, Vinicius Marques de Carvalho, said there is no provision in the TCD that gives margin to closer ties between competitors, since ‘any change in the share capital of Telefónica in Telecom Italia could undermine the competitive market equilibrium.’

Besides the fine for breach of the TCD, CADE also determined that improper increase in shareholding of Telefonica in the total capital of Telco SpA must be broken. Also for breach of the TCD, due to the hiring of a providing services company part of the Telefonica group, TIM was fined R$ 1 million.”

Source: http://cade.gov.br/Default.aspx?2b1eec3cd54ba161b582d26dc083

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: Decemberr 5, 2013	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.